UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 11 )*
Derma Sciences, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
249827205
(CUSIP Number)
Raymond C. Hedger Hedger & Hedger 2 Fox Chase Drive, P.O. Box 915, Hershey, PA 17033 (717)534-9993
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 249827205	Schedule 13D

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Edward J. Quilty

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS*
Not applicable

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)		[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICALLY		1,182,989

OWNED BY EACH	8	SHARED VOTING POWER
REPORTING

PERSON WITH	9	SOLE DISPOSITIVE POWER
1,182,989

	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,989

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.54%

14		TYPE OF REPORTING PERSON*
IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 249827205	Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.01 par value (the “Common Stock”), of Derma Sciences, Inc., a Pennsylvania corporation (the “Issuer”), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540.

Item 2. Identity and Background

This Schedule 13D is being filed by Edward J. Quilty (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

Name and Address:	Edward J. Quilty 214 Carnegie Center Suite 100 Princeton, NJ 08540
Principal Occupation:	Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer
Criminal convictions:	None
Civil proceedings:	None
Citizenship:	United States

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purposes of the Transactions

Not applicable.

Item 5. Interest in Securities of the Issuer

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 249827205	Schedule 13D

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward J. Quilty
By: Raymond C. Hedger, Jr. Attorney-in-Fact Officer
May 11, 2007

POWER OF ATTORNEY INCORPORATED BY REFERENCE

The limited power of attorney dated September 11, 2000 and filed with the Securities and Exchange Commission on September 11, 2000 with Edward J. Quilty’s Schedule 13D/A, Amendment No. 4, is incorporated herein by reference.